UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number : 1-11353

Laboratory Corporation of America Holdings

(Exact name of registrant as specified in its charter)

358 South Main Street

Burlington, NC 27215

Tel: (336) 229-1127

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share, of Laboratory Corporation of America Holdings

(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share, of Labcorp Holdings Inc.

2.30% Senior Notes due 2024

3.25% Senior Notes due 2024

3.60% Senior Notes due 2025

1.55% Senior Notes due 2026

3.60% Senior Notes due 2027

2.95% Senior Notes due 2029

2.70% Senior Notes due 2031

4.70% Senior Notes due 2045

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On May 17, 2024, Laboratory Corporation of America Holdings (“Labcorp”) implemented a reorganization (the “Reorganization”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of May 17, 2024, among Labcorp, Labcorp Holdings Inc., a Delaware corporation (“Labcorp Holdings”) and Radiance Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Labcorp Holdings (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Labcorp, with Labcorp continuing as the surviving corporation and a direct, wholly owned subsidiary of Labcorp Holdings (the “Merger”). Following the Merger, Labcorp Holdings became the successor issuer to Labcorp. The Merger constitutes a succession for purposes of Rule 12g-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Labcorp under the Exchange Act and does not affect the reporting obligations of Labcorp Holdings.

At the Effective Time (as defined in the Merger Agreement), (i) the separate existence of Merger Sub ceased and (ii) each share of Labcorp common stock, par value $0.10 per share (“Labcorp Common Stock”), issued and outstanding immediately prior to the Effective Time, was automatically converted into one share of Labcorp Holdings common stock, par value $0.10 per share, having the same designation, rights, powers, and preferences, and qualifications, limitations, and restrictions as a share of Labcorp Common Stock immediately prior to consummation of the Reorganization.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Labcorp Holdings Inc., as successor registrant to Labcorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 3, 2024

LABCORP HOLDINGS INC. (in its capacity as successor registrant to Laboratory Corporation of America Holdings)

By:	/s/ SANDRA D. VAN DER VAART
Name:	Sandra D. van der Vaart
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary